UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-35901

GUE Liquidation Companies, Inc.

(Exact name of registrant as specified in its charter)

3113 Woodcreek Drive

Downers Grove, Illinois 60515

(630) 719-7800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.0001 per share – 0 holders*

* On December 19, 2019, the United States Bankruptcy Court for the District of Delaware confirmed the First Amended Joint Plan of Liquidation (the “Plan”), of GUE Liquidation Companies, Inc., fka FTD Companies, Inc. (the “Company”), and substantially all of its domestic subsidiaries under chapter 11 of title 11 of the U.S. Code, which approved and confirmed the Plan. The Plan became effective on December 30, 2019.  Pursuant to the terms of the Plan, among other things, all of the Company’s existing equity interests, consisting of authorized and outstanding shares of common stock, par value $0.0001 per share, were cancelled.

Pursuant to the requirements of the Securities Exchange Act of 1934 GUE Liquidation Companies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 2, 2020	By:	/s/ Tom Howley
		Name:	Tom Howley
		Title:	Authorized Person